11017317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
211

SEC FILE NUMBER
8-67948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-10 AND ENDING 31-Dec-10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pharus Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue- 1125
(No. and Street)

New York	**NY**	**10176**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Harrell **212-904-0101**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ken Harrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pharus Securities, LLC, as of December 31, 2010, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/25/2011

THOMAS BODDIE
Notary Public State of New York
No. 01BO612000
Qualified in New York County
Commission Expires March 13, 2014

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Members,
Pharus Securities, LLC

We have audited the accompanying balance sheet of Pharus Securities, LLC as of December 31, 2010 and the related statement of operations and changes in members' equity, and cash flows for the year then ended, respectively. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pharus Securities, LLC as of December 31, 2010 and the related statement of operations and changes in members' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates, LLC
Monmouth Beach, New Jersey
February 16, 2011

Pharus Securities, LLC
Balance Sheet
As of December 31, 2010

ASSETS	
Current assets:	
Cash & cash equivalents	$36,090
Accounts receivable	30,563
Prepaid expenses	6,982
Total Current Assets	$73,635
Other asset:	
Receivable from related party	435,000
Total Assets	$508,635
LIABILITIES & MEMBERS' EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$5,103
Total Current Liabilities	$5,103
Members' Equity:	
Common units	$45,000
Retained earnings	458,532
Members' equity	503,532
Total Liabilities & Members' Equity	$508,635

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Operations
For the Year Ended December 31, 2010

Revenues	$471,424
General and administrative expenses:	
Business development	$12,618
Client expenses	13,742
Professional fees	18,375
General administration	44,769
Total general and administrative expenses	89,504
Net income (loss) before income tax provision	$381,920
Provision for income taxes	0
Net income (loss)	$381,920

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Operating activities:	
Net income (loss)	$381,920
Changes in other operating assets and liabilities:	
Accounts receivable	(5,626)
Prepaid expenses	(1,469)
Accounts payable & accrued expenses	(1,150)
Net cash provided by operations	$373,675
Financing activities:	
Receivable from related party	($365,000)
Net cash used by financing activities	($365,000)
Net increase in cash during the fiscal year	$8,675
Cash at December 31, 2009	27,415
Cash at December 31, 2010	$36,090
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

	Common Units	Retained Earnings	Members' Equity
Balance at December 31, 2009	$45,000	$76,612	$121,612
Net income for the fiscal year		381,920	381,920
Balance at December 31, 2010	$45,000	$458,532	$503,532

Please see the notes to the financial statements.

Pharus Securities, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2010

1. Organization

Pharus Securities, LLC (the Company) is a privately held limited liability company formed in Delaware in 2007 for the purpose of conducting business, beginning in 2008, as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when they become due and are earned and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company is a single member LLC and all profits and losses of the Company are filed on the consolidated tax return of the sole member. Accordingly, the Company's taxable income is reported by the individual member and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, prepaid expenses, receivable from related party and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2010.

4. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Members' equity	$503,532
DEBITS:	
Nonallowable assets:	
Accounts receivable	(30,563)
Prepaid expenses	(6,982)
Receivable from related party	(435,000)
NET CAPITAL	$30,987
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$30,987
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$25,987
AGGREGATE INDEBTEDNESS:	$5,103
AGGREGATE INDEBTEDNESS TO NET CAPITAL	16.47%
Excess net capital previously reported	$25,987
Adjustments	0
Excess net capital per audited report	$25,987

The above computation of net capital under rule 15c3-1 does not differ materially from the computation as of December 31, 2010, included in the Company's unaudited Form X-17A-5, Part IIA.

5. Related Party Transactions

The Company has entered into an agreement to share various administrative expenses with a company related to the Company through common ownership. Under the terms of the agreement, the Company is obliged to pay the related party for administrative costs as defined by the agreement.

In addition, the Company has entered into an agreement to provide loans to the company related to the Company through common ownership. At December 31, 2010, the Company had $435,000 loan receivable from the related party. The loan and receivable is unsecured and payable upon demand and bears no interest.

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2010 through the date of this report and found no material subsequent events occurring during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Members
Pharus Securities, LLC

In planning and performing our audit of the financial statements of Pharus Securities, LLC for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2010 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2010, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Monmouth Beach, N.J.
February 16, 2011